[Beazer Letterhead]
October 15, 2008
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
FILED VIA EDGAR

RE:	Beazer Homes USA, Inc. Form 10-K for Fiscal Year Ended September 30, 2007 Forms 10-Q for Fiscal Quarters Ended December 31, 2007, March 31, 2008 and June 30, 2008 File No. 1-12822
Dear Mr. Decker:
                    Beazer Homes USA, Inc. (the “Company”) has received your letter dated September 22, 2008 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended September 30, 2007 (the “Form 10-K”) and the Company’s Forms 10-Q for the fiscal quarters ended December 31, 2007, March 31, 2008 and June 30, 2008 (the “Forms 10-Q”).
                    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the
Forms 10-Q and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the Form 10-K or the Forms 10-Q or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                    For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007
General

1.	Comment
                    Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Response
                    The Company will update and expand the disclosure in its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 10-K”) in response to certain of the Staff’s comments. We advise you that these revisions will be included in our future filings, including our interim filings where appropriate. To the extent possible we have included what our revised disclosures will look like. As we are in the process of our year-end close, and as certain of the revised disclosures will be based on information we gather during the closing and reporting processes, we have provided the nature of the items and the factors that our revised disclosures will consider.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

2.	Comment
                    We have read your response to comments two and three from our letter dated July 29, 2008. We continue to urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded. It does not appear that any additional disclosures were provided to further convey the risk that additional charges may need to be recorded. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. In this regard, we continue to believe that you should provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category reflected on your consolidated balance sheets. We urge you to again consider the following:
•	Please disclose the number of communities tested for impairment during each period presented and the total number of communities which exist at the end of each period presented;

•	Please disclose when your projections assume an improvement in market conditions; and

•	Please discuss how sensitive the fair value estimates are to each of the significant estimates and assumptions you list in your disclosure as well whether certain estimates and assumptions are more subjective than others.
Response
We advise the staff that the Company understands the importance of providing quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of our homebuilding assets as well as the risk that additional charges may need to be recorded. In addition, the Company understands the importance of providing investors with information to help them evaluate the current assumptions underlying our impairment assessment relative to current market conditions to enable them to attempt to assess the likelihood of potential future impairments. In response to the Staff’s comment, the Company will modify the applicable Notes to the Consolidated Financial Statements and the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future filings accordingly to provide enhanced disclosure regarding the risks related to the recoverability of our homebuilding assets and the assumptions underlying our impairment assessment.
The Company’s Critical Accounting Policies describe the events and circumstances which trigger the testing of assets for recoverability under SFAS 144 and the potential for recording of impairment losses. In the Management Discussion and Analysis of Financial Condition and Results of Operations section of our 2007 Form 10-K, we disclosed the estimated fair value of the impaired inventory at period end, the number of lots impaired and the number of communities in which the impaired lots exist. In addition, in the Business section of our 2007 Form 10-K, we disclosed the number of lots owned and controlled by reportable segment to provide investors with additional information with respect to our land holdings. Because our communities vary in location, size, expected time to build-out, cost basis, land development requirements and competitive positioning, ratios of “impaired” to “not impaired” community counts could be materially misleading. While overall market factors affect our communities in a general sense, the specific characteristics which give rise to impairments have tended to be highly specific to each individual community.
Our disclosures currently provide information relative to the risk of additional impairments, specifically in the 1st, 2nd and 4th full paragraphs on page 10 of our June 30, 2008 Form 10-Q. The Company believes that specific quantification of the risks, changes in assumptions or an estimation of potential future impairments cannot be made. The primary reason for this is that the nature of the specific assets being analyzed for impairment requires specific assumptions and estimates based on its location, product type, target buyer, competition and macroeconomic characteristics that impact the fair value of our assets, such as levels of unemployment and the availability of mortgage financing, among other things.
The Company will provide additional disclosure relative to whether its projections assume changes in market conditions. Our future disclosure will include language approximating the following: The assumptions used in our discounted cash flow models are specific to each community tested for impairment and typically do not include market improvements except in limited circumstances in the latter years of long-lived communities.

With respect to disclosing the amounts of inventory that we have determined has a fair value that is close to book value, we believe that such disclosure could not be provided without potential misinterpretation by the users of the financial statements. The impairments recorded reflect management’s best estimates of the recoverability of the communities tested based on the future cash flows of the communities. The assumptions and estimates made to produce the cash flow estimates are by their nature subjective and community specific, however the key factors that impact our assumptions are disclosed and will continue to be disclosed.
Finally, the Staff has requested that we consider providing sensitivity analyses of the significant estimates and assumptions that impact the fair value estimates made by the Company. The estimates and assumptions made in our discounted cash flow analyses are specific to each community’s location, product type, target customer and competition. As such, preparing a consolidated sensitivity analysis would be impractical and any results of such consolidated sensitivity analysis may be misleading to investors. As our business and market conditions change, we will continue to assess our disclosures to ensure they provide information related to the current and ongoing risks related to the recoverability of our homebuilding assets, the assumptions underlying our impairment assessment and the risk that further impairment charges may need to be recorded.
Financial Statements
Note 14. Contingencies
Litigation and Other Matters, page 88

3.	Comment
                    We have read your response to comment 8 from our letter dated July 29, 2008. For each matter described individually as well as the matters aggregated under other contingencies, please disclose the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraph 10 of SFAS 5.
Response
                    For each matter described individually in the Litigation caption on page 88 of the Form 10-K and the Litigation caption on page 26 of our June 30, 2008 10-Q, the Company will, based on its assessment of the current facts and circumstances of each such matter, make the disclosures required by paragraph 10 of SFAS No. 5. If no accrual is made for a loss contingency related to these matters because one or both of the conditions in paragraph 8 of SFAS No.5 are not met, a disclosure will be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. In addition to the nature of the contingency, which we have already disclosed, we will give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. We supplementally advise the staff that, as of June 30, 2008 and through the date of the filing of the June 30, 2008 Form 10-Q, for each matter described individually, as referred to in the first sentence above, no estimate of possible loss or range of loss could be made at that time. For the matters aggregated under other contingencies we have ac crued and disclosed our estimates of the probable and estimable losses for such matters in accordance with paragraph 8 of SFAS No. 5.

Form 10-Q for the Quarter Ended June 30, 2008
Financial Condition and Liquidity, page 49

4.	Comment
                    At June 30, 2008, you had available borrowings of $90.7 million under the Revolving Credit Facility. At August 7, 2008, it appears that you had no additional availability under your Revolving Credit Facility. Please disclose how you plan to continue to fund your operations with no current additional availability under your credit facility. You state that you expect to add more real estates assets to the borrowing base in the next six months, which becomes available after the required appraisals and other bank review procedures are completed. In this regard, please disclose when you expect the additional borrowing base to be available for your needs, including whether you expect it to be available within the next twelve months. Please also address in your disclosure the current conditions in the homebuilding industry and the impact this could have on the value of the real estate assets you expect to add to your borrowing base. Please also consider disclosing the additional borrowing base amount you expect to be available.
                    We continue to urge you to provide detailed disclosures about the significant changes in each source of cash from period to period and the impact of these changes on your liquidity and capital resources as well as how you determined that these sources will still be sufficient to meet your current and long-term liquidity needs. You should also continue to discuss the impact of any of these changes, if any, on your business, results of operations and financial condition. Please also disclose if you expect any alternative sources of funding to be available in the future.
Response
                    As disclosed in Financial Condition and Liquidity of our June 30, 2008 Form 10-Q, the available borrowings under our Revolving Credit Facility declined to zero from $90.7 million prior to our August 7, 2008 amendment. In addition, we disclosed our intent to increase our availability under the Revolving Credit Facility within the next six months through the collateralization of many of our real estate assets to the Facility. We intend, until such time as the availability under our Revolving Credit Facility increases, to fund our operations with the $314.2 million in cash on our balance sheet as of June 30, 2008 plus the additional cash generated through (1) the closing of several transactions related to property held for sale, such as the July 2008 closing of two condominium projects for approximately $85 million and (2) cash flow from operations.
                    The Company will expand its disclosure in future filings, beginning with the 2008 10-K, related to our sources of liquidity, changes in such sources of liquidity from period to period, and how we determined that such sources of liquidity will be sufficient to meet our current and long-term liquidity needs. We will also continue to disclose, as applicable, the impact of any changes in market conditions and available sources of funding on our business, results of operations and financial condition.

                    Our expanded disclosure will include: (1) how we plan to continue to fund our operations based on our cash position and other sources of liquidity, including any availability under our credit facility; (2) when we expect any additional borrowing base to be available for our needs, including whether we expect any to be available within the next twelve months; (3) the current conditions in the homebuilding industry and the impact this could have on the value of the real estate assets we expect to add to our borrowing base; and (4) the targeted range of additional borrowing capacity under our facility that we currently expect to become available.

     We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (770) 829-3778.

Sincerely, BEAZER HOMES USA, INC.
By:	/s/ Allan P. Merrill
Allan P. Merrill
Executive Vice President and Chief Financial Officer